                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                 WISCONSIN CENTRAL TRANSPORTATION CORPORATION
                               (Name of Issuer)


                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   976592105
                                (CUSIP Number)


                              Edward A. Burkhardt
                          8600 West Bryn Mawr Avenue
                                  Suite 500N
                               Chicago, IL 60631
                                (773) 714-8669
(Name, Address and Telephone Number of Person Authorized to receive Notices and
                                Communications)

                               October 11, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------
CUSIP No. 976592105
--------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John W. Barriger
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-------------------
CUSIP No. 976592105
-------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edward A. Burkhardt
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                             [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,510,004
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,510,004
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,510,004 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------------
CUSIP No. 976592105
--------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Raymond C. Burton, Jr.
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY
------------------------------------------------------------------------------
 4.   SOURCES OF FUNDS

      Not applicable
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                          [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0 shares of Common Stock
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

-------------------
CUSIP No. 976592105
-------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert E. Dowdy
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      PF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                        [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          100
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          100
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100 shares of Common Stock
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

--------------------
CUSIP No.  976592105
--------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aaron J. Gellman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    2,000
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,000 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

-------------------
CUSIP No. 976592105
-------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Howell
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                           [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,150
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,150
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,150 shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

---------------------------
CUSIP No.       976592105
---------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henry Posner III
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCES OF FUNDS

      Not applicable
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES
                          0
   BENEFICIALLY    -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY

       EACH               0
                   -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER

      PERSON
                          0
       WITH        -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      0 shares of Common Stock
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [X]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

---------------------
CUSIP NO. 976592105
---------------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Andy Sze
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

            PF
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          23,000
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          23,000
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      23,000 shares of Common Stock
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       [X]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

Preliminary Note

     This Statement on Schedule 13D is being filed because the filing persons may be deemed to be members of a group comprised of John W. Barriger, Edward A. Burkhardt, Raymond C. Burton, Jr., Robert E. Dowdy, Aaron J. Gellman, Michael W. Howell, Henry Posner III and Andy Sze, which group may be deemed to be the beneficial owner in excess of 5% of the common stock, par value $.01 per share (the "Common Stock"), of Wisconsin Central Transportation Corporation, a Delaware corporation (the "Company"). The filing of this Schedule 13D should not be deemed an admission that the filing persons comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act"). Each of the filing persons disclaims beneficial ownership of the shares of Common Stock beneficially owned by any of the other filing persons.

Item 1.   Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company. The principal executive offices of the Company are located at 6250 North River Road, Suite 9000, Rosemont, Illinois 60018.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are John W. Barriger, Edward A. Burkhardt, Raymond C. Burton, Jr., Robert E. Dowdy, Aaron J. Gellman, Michael W. Howell, Henry Posner III and Andy Sze. The filing persons have formed the Wisconsin Central Shareholders Committee to Maximize Value (the "Committee") to reconstitute the Company's Board of Directors and to replace the Company's current management in order to implement a comprehensive program to maximize shareholder value. The Committee is an unincorporated association that does not have any officers or employees and does not beneficially own any equity securities of the Company. The business address of the Committee is 8600 West Bryn Mawr Avenue, Suite 500N, Chicago, Illinois 60631-3579.

     On October 20, 2000, the Committee filed a Preliminary Consent Statement on
Schedule 14A (the "Preliminary Consent Statement") with the Securities and Exchange Commission in connection with the solicitation by the Committee of written shareholder consents to authorize the actions set forth therein and summarized in Item 4 below.

     Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among the filing persons that this Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that the filing persons comprise a group within the meaning of Section 13(d)(3) of the Act.

     (b)-(c) Mr. Barriger is a Vice President of The Derson Group Ltd., a personnel consulting firm. The business address of Mr. Barriger is 155 Melrose Avenue, Kenilworth, Illinois 60043.

     Mr. Burkhardt is the President and Chief Executive Officer of Rail World, Inc., a railway management company. The business address of Rail World, Inc. is 8600 West Bryn Mawr Avenue, Suite 500N, Chicago, Illinois 60631-3579.

     Mr. Burton is the Chairman and Chief Executive Officer of TTX Company, which manages a fleet of railroad cars that operate throughout North America. The business address of TTX Company is 101 North Wacker Drive, Chicago, Illinois 60606.

     Mr. Dowdy serves as an independent transportation consultant. The business address of Mr. Dowdy is 10422 Elderberry Lane, Orland Park, Illinois 60467.

     Mr. Gellman is a Professor of Management and Strategy of the J.L. Kellogg Graduate School of Management, Northwestern University, an institution of higher education. The business address of Mr. Gellman is c/o Northwestern University, 2001 Sheridan Road, Evanston, Illinois 60201.

     Mr. Howell is the Chairman of FPT Group Limited, a distributor of power transmission equipment. The business address of FPT Group Limited is P.O. Box 28, Philips Road, Blackburn BB1 5SR, England.

     Mr. Posner is the Chairman of Railroad Development Corporation, a private railway investment and management company. The business address of Railroad Development Corporation is 381 Mansfield Avenue, Greentree Commons 500, Pittsburgh, Pennsylvania 15220.

     Mr. Sze is a Managing Partner of Ginkgo Enterprise LP, an investment company. The business address of Ginkgo Enterprise LP is 8412 Evergreen Lane, Darien, Illinois 60561.

     (d)-(e) None of the filing persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Barriger, Burkhardt, Burton, Dowdy, Gellman, Posner and Sze is a United States citizen. Mr. Howell is a citizen of the United Kingdom.

Item 3.   Source and Amount of Funds or Other Consideration.

     Mr. Barriger beneficially owns 2,000 shares of Common Stock, all of which were acquired by Mr. Barriger using personal funds in open market transactions through a broker.

     Mr. Burkhardt may be deemed to beneficially own 3,510,004 shares of Common Stock, which includes 30,000 shares of Common Stock which Mr. Burkhardt is entitled to acquire pursuant to stock options currently exercisable or exercisable within 60 days. All of the shares of Common Stock that may be deemed to be beneficially owned by Mr. Burkhardt were acquired either in connection with his founding of the Company in 1987 or upon exercise of stock options granted to him in connection with his service as Chairman, President and Chief Executive Officer of the Company from 1987 to August 1999.

     Mr. Burton does not beneficially own any shares of Common Stock.

     Mr. Dowdy beneficially owns 100 shares of Common Stock, all of which were acquired by Mr. Dowdy using personal funds in open market transactions through a broker.

     Mr. Gellman beneficially owns 2,000 shares of Common Stock, all of which were acquired by Mr. Gellman using personal funds in open market transactions through a broker.

     Mr. Howell beneficially owns 1,150 shares of Common Stock, all of which were acquired by Mr. Howell using personal funds in open market transactions through a broker.

     Mr. Posner does not beneficially own any shares of Common Stock. Mr. Posner is a limited partner in Lyndhurst Associates, L.P., a Delaware limited partnership ("Lyndhurst Associates"), of which Mr. Posner's father, Henry Posner, Jr., is the Managing General Partner. Lyndhurst Associates holds 200,000 shares of Common Stock, which were acquired using general funds in open market transactions through a broker. The address of Lyndhurst Associates is 381 Mansfield Avenue, 500 Greentree Commons, Pittsburgh, Pennsylvania 15220. Mr. Posner disclaims beneficial ownership of the shares held by Lyndhurst Associates.

     Mr. Sze may be deemed to beneficially own 23,000 shares of Common Stock, which includes 6,000 shares of Common Stock held in trusts for the benefit of Mr. Sze's daughter and son. Mr. Sze has sole voting and dispositive power with respect to such shares. The 23,000 shares were acquired by Mr. Sze and the trusts for the benefit of Mr. Sze's daughter and son using personal funds in open market transactions through a broker.

Item 4.   Purpose of Transaction.

     The filing persons have formed the Committee to reconstitute the Company's Board of Directors and to replace the Company's current management in order to implement a comprehensive program to maximize shareholder value. On October 20, 2000, the Committee filed the Preliminary Consent Statement with the Securities and Exchange Commission in connection with the solicitation by the Committee of written shareholder consents to authorize the following actions:

     (i) the amendment of the Company's Amended Bylaws to eliminate provisions establishing a classified Board of Directors and to eliminate restrictions on the conditions on which directors may be removed from office;

     (ii) the removal from office of the nine current members of the Company's Board of Directors, Thomas E. Evans, Carl Ferenbach, J. Reilly McCarren, Roland
V. McPherson, Thomas F. Power, Jr., Thomas W. Rissman, John W. Rowe, A. Francis Small and Robert H. Wheeler; and

     (iii) the election of Messrs. Barriger, Burkhardt, Burton, Dowdy, Gellman, Howell, Posner and Sze, the eight nominees proposed by the Committee (collectively, the "Nominees"), as members of the Company's Board of Directors.

     If the Committee's consent solicitation is successful and the Nominees are elected as members of the Company's Board of Directors, the Nominees intend to implement the plans and proposals described in the Preliminary Consent Statement.

     Each of the filing persons who have invested in the Company will continue to evaluate his investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's shares. Based upon such evaluation, each of the filing persons may take such actions in the future as he may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, each of the filing persons may seek to acquire additional shares of Common Stock in the open market or in private transactions, or determine to dispose of all or a portion of the Common Stock beneficially owned by him, including through hedging transactions with third parties.

     None of the filing persons has any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Item 4 and Item 6 below.

Item 5.   Interest in Securities of the Issuer.

     (a) Mr. Barriger beneficially owns 2,000 shares of Common Stock, which represents less than 0.1% percentage ownership of the Company's outstanding Common Stock.

     Mr. Burkhardt may be deemed to beneficially own 3,510,004 shares of Common Stock, which represents approximately 7.1% of the Company's outstanding Common Stock. This includes 30,000 shares of Common Stock which Mr. Burkhardt is entitled to acquire pursuant to stock options currently exercisable or exercisable within 60 days.

     Mr. Burton does not beneficially own any shares of Common Stock.

     Mr. Dowdy beneficially owns 100 shares of Common Stock, which represents less than 0.1% percentage ownership of the Company's outstanding Common Stock.

     Mr. Gellman beneficially owns 2,000 shares of Common Stock, which represents less than 0.1% percentage ownership of the Company's outstanding Common Stock.

     Mr. Howell beneficially owns 1,150 shares of Common Stock, which represents less than 0.1% percentage ownership of the Company's outstanding Common Stock.

     Mr. Posner does not beneficially own any shares of Common Stock.

     Mr. Sze may be deemed to beneficially own 23,000 shares of Common Stock, which represents less than 0.1% of the Company's outstanding Common Stock. This includes 6,000 shares of Common Stock held in trusts for the benefit of Mr. Sze's daughter and son.

     Each of the foregoing calculations of percentage ownership is based on 49,153,957 shares of Common Stock outstanding as of July 31, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000. The Committee believes that the number of shares outstanding as of the date of this Schedule 13D is likely to be less than the number indicated in the Company's Form 10-Q, as the Company has announced a program to repurchase its outstanding shares.

     (b) Mr. Barriger has the sole power to vote or direct the voting of and dispose or direct the disposition of the 2,000 shares of Common Stock beneficially owned by him.

     Mr. Burkhardt has the sole power to vote or direct the voting of and dispose or direct the disposition of the 3,510,004 shares of Common Stock that may be deemed to be beneficially owned by him.

     Mr. Dowdy has the sole power to vote or direct the voting of and dispose or direct the disposition of the 100 shares of Common Stock beneficially owned by him.

     Mr. Gellman has the sole power to vote or direct the voting of and dispose or direct the disposition of the 2,000 shares of Common Stock beneficially owned by him.

     Mr. Howell has the sole power to vote or direct the voting of and dispose or direct the disposition of the 1,150 shares of Common Stock beneficially owned by him.

     Mr. Sze has sole voting and investment power with respect to 23,000 shares of Common Stock that may be deemed to be beneficially owned by him.

     (c) No transactions in the Common Stock were effected by Messrs. Burkhardt, Burton, Dowdy, Gellman and Posner during the sixty-day period ended as of the date of this Schedule 13D. Transactions in the Common Stock effected in open market transactions through a broker by each of Messrs. Barriger, Howell and Sze are set forth below:


Reporting Person        Date      Transaction Type      Number of Shares      Price Per Share
--------------------  ---------  -------------------  --------------------  -------------------
John W. Barriger        10/9/00  Purchase               1,000                 $10.18

Michael W. Howell        9/8/00  Purchase               1,150                  12.88

Andrew Sze(1)            9/6/00  Purchase               6,000                  12.90
                        9/11/00  Purchase               1,000                  12.77
                        9/11/00  Purchase               1,500                  12.83
                        9/11/00  Purchase               6,000                  12.89
                        9/12/00  Purchase               1,500                  12.83
                        9/13/00  Purchase               2,000                  12.83
                        9/13/00  Purchase               2,000                  12.90
                        9/13/00  Purchase               3,000                  12.77

_____________

(1) Includes 6,000 shares of Common Stock purchased on September 6, 2000 that are held in trusts for the benefit of Mr. Sze's daughter and son. Mr. Sze has sole voting and dispositive power with respect to such shares. On September 6, 2000, Mr. Sze's daughter purchased 300 shares of Common Stock at a price of $12.82 per share. Mr. Sze's daughter holds sole voting and dispositive power with respect to such shares. Mr. Sze disclaims beneficial ownership of the shares held by his daughter.

     (d) If the Committee's proposals are adopted by the shareholders of the Company, the Nominees, as directors of the Company, will have the discretionary power to declare dividends by the Company.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the filing persons has agreed to vote the shares of Common Stock beneficially owned by him in favor of each of the proposals set forth in the Preliminary Consent Statement.

     The Committee intends to reimburse each Nominee for out-of-pocket expenses incurred in connection with this Consent Solicitation. In addition, the Committee intends to indemnify each Nominee, to the maximum extent not prohibited by applicable law, against any amount that he is or becomes legally obligated to pay relating to or arising out of any threatened, pending or completed action, suit or proceeding made against or involving him by reason of the fact that he has agreed to be a nominee for election as a director of the Company or by reason of any action he is alleged to have taken or omitted to take relating to or arising out of the Consent Solicitation. Mr. Burkhardt intends to satisfy the expense reimbursement and indemnification obligations of the Committee with respect to the Nominees.

     In addition, it is anticipated that each Nominee, if elected, would be entitled to receive certain directors' fees paid consistent with the Company's past practices. According to the Company's proxy statement on Schedule 14A dated April 10, 2000, under compensation arrangements adopted in 1999, directors who are not full-time employees of the Company or its subsidiaries receive annual compensation in the form of options to purchase 6,000 shares of Common Stock and may elect to receive annual compensation of $30,000 in either (i) phantom stock or (ii) $15,000 in cash and $15,000 in phantom stock, with the phantom stock payable on the date of the Company's annual meeting and the cash payable in four equal quarterly installments. The director phantom stock is issued in units equal to the aggregate nominal value divided by the fair market value of the Common Stock on the date of grant. When the holder of phantom stock ceases to be a director of the Company, the holder's phantom stock units are converted to cash at the current market value of the Common Stock. No additional amounts are paid with respect to attendance at director or committee meetings. Directors who are full-time employees of the Company or its subsidiaries do not receive additional compensation for their services as directors.

     New directors are granted 5,500 additional options in connection with their first election as directors, as provided by the director option plan. The director options represent the right to purchase Common Stock at an exercise price equal to fair market value as of the date of the grant. Director options expire at the earlier of 10 years after the date of grant or one year after the optionee ceases to be a director. All directors of the Company are also reimbursed for expenses.

     Except as described in this Schedule 13D, to the knowledge of the filing persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the filing persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1 - Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                   Signature
                                   ---------

     Each of John W. Barriger, Edward A. Burkhardt, Raymond C. Burton, Jr., Robert E. Dowdy, Aaron J. Gellman, Michael W. Howell, Henry Posner III and Andy Sze, after reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this Schedule 13D is true, complete and correct.

Date:  October 20, 2000

                              /s/  John W. Barriger
                              -------------------------------
                              John W. Barriger

                              /s/  Edward A. Burkhardt
                              -------------------------------
                              Edward A. Burkhardt

                              /s/  Raymond C. Burton, Jr.
                              -------------------------------
                              Raymond C. Burton, Jr.

                              /s/  Robert E. Dowdy
                              -------------------------------
                              Robert E. Dowdy

                              /s/  Aaron J. Gellman
                              -------------------------------
                              Aaron J. Gellman

                              /s/  Michael W. Howell
                              -------------------------------
                              Michael W. Howell

                              /s/  Henry Posner III
                              -------------------------------
                              Henry Posner III

                              /s/  Andy Sze
                              -------------------------------
                              Andy Sze